Exhibit 23.2



INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of ConAgra Foods, Inc. on Form S-3 of our reports dated July 11, 2002 (which reports express an unqualified opinion and include an explanatory paragraph relating to change in methods of accounting for derivative instruments and other hedging activities in 2002 and revenue recognition relating to the shipping terms for certain of its product sales, retailer sales incentives, and consumer sales incentives in 2001), appearing in and incorporated by reference in the Annual Report on Form 10-K of ConAgra Foods, Inc. and subsidiaries for the year ended May 26, 2002 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


  /s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
December 13, 2002